UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Universal Logistics Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number)

Matthew T. Moroun

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 19,173,222*
	8	SHARED VOTING POWER: 285,550**
	9	SOLE DISPOSITIVE POWER: 19,173,222*
	10	SHARED DISPOSITIVE POWER: 285,550**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,458,772**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.3% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

Includes 14,302,736 shares held by Matthew T. Moroun, individually; 3,871,527 shares beneficially owned by the 2020 Irrevocable Nora M. Moroun Trust; 762,042 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust; and 236,917 shares held by Redoubtable, LLC (“Redoubtable”). Matthew T. Moroun serves as trustee of each of these two trusts and as Manager of Redoubtable.

**

Consists of 285,550 shares owned by Matthew T. Moroun’s spouse, Lindsay S. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun, and this report shall not be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares.

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun, as Trustee of the 2020 Irrevocable Nora M. Moroun Trust, dated November 20, 2020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,871,527
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,871,527
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,871,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Nora M. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 *
	8	SHARED VOTING POWER: 0 *
	9	SOLE DISPOSITIVE POWER: 0 *
	10	SHARED DISPOSITIVE POWER: 0 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

After the December 20, 2021 transaction described in this Amendment No. 9 to Schedule 13D, Nora M. Moroun has no beneficial ownership in the common shares of Universal Logistics Holdings, Inc. (“ULH”). Because of this transaction, Nora M. Moroun ceased to be an owner of ULH at the end of the day on December 20, 2021.

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2012, as amended by the Schedule 13D/A statements filed with the Commission on July 22, 2013, October 1, 2013, May 21, 2014, February 14, 2020, November 30, 2020, December 15, 2020, December 29, 2020, and June 24, 2021, respectively (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 9 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 9 is being filed by Matthew T. Moroun in his individual capacity and as trustee of the 2020 Irrevocable Nora M. Moroun Trust, dated November 20, 2020 (“2020 Nora Moroun Trust”). The Amendment is also being filed by Nora M. Moroun in her individual capacity. Matthew T. Moroun and Nora M. Moroun are collectively referred to as the Reporting Persons.

Since the June 24, 2021 filing of Amendment No. 8 to this Schedule 13D:

1)

On December 20, 2021, Nora M. Moroun sold 3,090,879 ULH common shares to the 2020 Nora Moroun Trust, for which her son Matthew T. Moroun serves as trustee. The source of funds for the purchase by the 2020 Nora Moroun Trust was an interest-bearing note to Nora M. Moroun. The purchase price was $46,177,000 based on the number of shares multiplied by a per share price of $14.94. The per share price was determined by an independent third party using the average of ULH’s common stock price on December 20, 2021, adjusted for an applicable discount for a 3,090,879 share size transaction.

(a)	This statement is being filed by each of the Reporting Persons.

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)

Matthew T. Moroun is the Chairman of the Board of Directors of the Company. He is also Chairman of the Board of Directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI), a leading truckload carrier. PTSI’s business address is 297 West Henri De Tonti, Tontitown, Arkansas 72770. Matthew T. Moroun is also Chairman of Oakland Financial Corporation, an insurance holding company based in Sterling Heights, Michigan, and certain of its subsidiaries. Matthew T. Moroun serves as Chairman and President of CenTra, Inc., a diversified holding company and is Chairman and President of DIBC Holdings, Inc., a holding company for Detroit International Bridge Company and its subsidiaries. The business address for CenTra, Inc. and DIBC Holdings, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Mr. Moroun is a shareholder, trustee and/or director for other family businesses engaged in, among other things, transportation services, real estate acquisition, development, and management.

Nora M. Moroun is the President of Ammex, Inc., a company which owns and operates duty-free retail locations in Detroit, Michigan. The business address of Ammex, Inc. is 12225 Stephens Road, Warren, Michigan 48089.

(d), (e)

During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

The Source and Amount of Funds or Other Consideration of the transaction occurring on December 20, 2021 is set forth in Item 2.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the ninth paragraph thereof:

Since the filing of Amendment No. 8 on June 24, 2021, the transaction set forth in Item 2 increased the aggregate shares reportable by Matthew T. Moroun from 16,367,893 shares (60.8% of the Company’s outstanding shares on June 18, 2021) to 19,458,772 shares (72.3% of the Company’s outstanding shares on December 20, 2021).

Since the filing of Amendment No. 8 on June 24, 2021, the transaction set forth in Item 2 increased the aggregate shares reportable by the 2020 Nora Moroun Trust from 780,648 shares (2.9% of the Company’s outstanding shares on June 18, 2021) to 3,871,527 shares (14.4% of the Company’s outstanding shares on December 20, 2021).

Since the filing of Amendment No. 8 on June 24, 2021, the transaction set forth in Item 2 decreased the aggregate shares reportable by Nora M. Moroun from 3,090,879 shares (11.5% of the Company’s outstanding shares on June 18, 2021) to zero shares (0.0% of the Company’s outstanding shares on December 20, 2021).

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (d) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety to read as follows:

(a)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 26,919,455 shares of Common Stock outstanding as of November 8, 2021 as disclosed in the Company’s Form 10-Q filed on November 12, 2021.

(b)	See Items 7-10 of the cover page for each Reporting Person.

(c)	Except for the transactions described in this Amendment No. 9, the Reporting Persons have not engaged in any transactions in the Common Stock since the filing of Amendment No. 8 to the Schedule 13D.

(d)

Matthew T. Moroun’s wife, Lindsay S. Moroun, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 285,550 shares held by her which are reported as beneficially owned by Matthew T. Moroun. Matthew T. Moroun disclaims beneficial ownership of these shares. Shares in the 2020 Nora Moroun Trust and the 2020 Lindsay Moroun Trust are held for the benefit of the Moroun family.

Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and supplemented by inserting the following sentence at the end thereof:

(e)	Nora M. Moroun ceased to be the beneficial owner of more than 5.0% of the outstanding shares of ULH at the end of day on December 20, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Matthew T. Moroun is the son of Nora M. Moroun. Matthew T. Moroun is the husband of Lindsay S. Moroun. Voting and investment power over the 2020 Nora Moroun Trust and 2020 Lindsay Moroun Trust is exercised by Matthew T. Moroun, as trustee of both trusts, and Matthew T. Moroun’s descendants are beneficiaries of both trusts. Voting and control of the shares held by Redoubtable are exercised by its Manager, Matthew T. Moroun. The 2020 Nora Moroun Trust and 2020 Lindsay Moroun Trust collectively own 100% of Redoubtable, which principally owns and/operates real estate businesses.

Item 6 of the Schedule 13D is hereby further amended and supplemented by inserting the following after the third paragraph thereof:

In connection with Nora M. Moroun’s sale of 3,090,879 shares of Common Stock on December 20, 2021, the 2020 Nora Moroun Trust issued an interest-bearing promissory note to Nora M. Moroun for $46,177,000, payable in monthly installments through January 20, 2031.

Item 7. Material to be Filed as Exhibits

1.	Purchase Promissory Note, dated December 20, 2021, by the 2020 Nora Moroun Trust in favor of Nora M. Moroun, attached as Exhibit 1.

2.

Joint Filing Agreement, dated as of January 18, 2022, among Matthew T. Moroun, individually and as Trustee of the 2020 Nora Moroun Trust and the 2020 Lindsay Moroun Trust; Nora M. Moroun; Lindsay S. Moroun; and Matthew T. Moroun, as Manager of Redoubtable, attached as Exhibit 2.

3.

Purchase Price Promissory Note, dated June 18, 2021, by the 2020 Nora Moroun Trust in favor of the Estate of Manuel J. Moroun (incorporated by reference to Exhibit 1 of the Schedule 13/D/A filed with the Commission on June 24, 2021 (file number 005-81356)).

4.

Purchase Price Promissory Note, dated December 10, 2020, by Matthew T. Moroun in favor of Nora M. Moroun (incorporated by reference to Exhibit 2 of the Schedule 13D/A filed with the Commission on December 15, 2020 (file number 005-81356)).

5.

Second Amended and Restated Registration Rights Agreement dated July 28, 2021, among Registrant and the Moroun Family Holders (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed July 29, 2021) (file number 005-51142)).

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: January 18, 2022

/s/ Matthew T. Moroun, Individually
Matthew T. Moroun, Individually

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2020 Nora Moroun Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2020 Lindsay Moroun Trust

/s/ Matthew T. Moroun, as Manager
Matthew T. Moroun, as Manager of Redoubtable, LLC

/s/ Nora M. Moroun, Individually
Nora M. Moroun, Individually

/s/ Lindsay S. Moroun, Individually
Lindsay S. Moroun, Individually